

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

June 4, 2009

VIA U.S. Mail and Facsimile +86-755-2663-4369

Keith Hor
Chief Financial Officer
23rd Floor, Building A, Galaxy Century,
No. 3069, Caitian Road, Futian District,
Shenzhen, the PRC
Post Code: 518026

>   **Re: Diguang International Development Co., Ltd.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed March 31, 2009**
>   **Form 10-Q for the quarterly period ended March 31, 2009**
>   **File No. 001-33112**

Dear Mr. Hor:

       We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Impairment of Long-Lived Assets, page 40

1.   We reference the discussion of the impairment of your investment in Huaxia (Yangzhou) which is included in a paragraph discussing the provisions of SFAS 144. Since SFAS 144 does not apply to financial investments, including investments in equity securities accounted for under the cost or equity method, it appears that you should evaluate impairment of the investment in Huaxia (Yangzhou) under SFAS 115, APB Opinion No. 18 and FSP FAS 115-1 and FAS 124-1, as appropriate. Please advise.

2.   As a related matter, in future filings please provide separate and distinct discussions of your impairment accounting policies (and related critical accounting policy disclosures) for assets evaluated under the SFAS 144 and for financial assets evaluated under other GAAP, such as under APB 18.

Results of Operations, page 41

Comparison of Years Ended December 31, 2008 and 2007, page 41

3.   We see the discussion of the non-GAAP measures, cost of sales, excluding the effect of inventory provision on page 44 and gross margin excluding the impact of inventory provision on page 45.   Please note that under Item 10(e)(1)(ii)(B) of Regulation S-X, a registrant must not adjust a non-GAAP performance measure to eliminate items when the nature of the charge is such that there was a similar charge within the prior two years. We see that you recognized inventory provisions in each of the years presented. Please tell us how your presentation of the non-GAAP measures is appropriate under Item 10(e)(1)(ii)(B) of Regulation S-K and Question 8 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Alternatively, remove these measures from future filings.

Item 9A. Controls and Procedures, page 56

(b) Management's report on internal control over financial reporting

4.   While we see that you have identified material weaknesses in internal control over financial reporting as of December 31, 2008, it does not appear that your management has concluded on its assessment of the effectiveness of internal control over financial reporting (ICFR) as of December 31, 2008. Since you were

required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. Please revise to provide a clear conclusion on your assessment of ICFR as of December 31, 2008 in compliance with Section 404(a) of the Sarbanes-Oxley Act.

In performing your evaluation, you may find the following documents helpful:

· the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at http://www.sec.gov/rules/final/2007/33-8809.pdf;

· the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934* (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and,

· "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at http://www.sec.gov/info/smallbus/404guide.shtml.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

5.   Regarding the discussion of the material weaknesses that you identified at December 31, 2008, please revise your discussion in the requested amendment to address the following:

· For the first material weakness, we see that the entity-level material weakness indicated a lack of policies and procedures for "key controls." Please explain the specific controls to which this statement is referring. The disclosure implies it relates to "all" areas of reporting, suggesting the material weakness negatively affected every control such that no controls were effective. Please confirm this was your conclusion, and if so, explain how you determined that the three disclosed material weaknesses were the only material weaknesses that existed at December 31, 2008.

· For the third material weakness over "Ineffective information technology general control," please explain the impact the lack of formal documentation of information technology general controls has on the application-level controls and the financial statements.

· Please explain how the remediation measures, which focus on adding resources, would address the lack of control consciousness. Further, the disclosure suggests the new ERP system will increase management's capability of monitoring its business. Please explain how you concluded there were no material weaknesses in the information and communication component of internal control over financial reporting.

Consolidated Financial Statements, page F-1

Note 3. Summary of Accounting Policies, page F-12

Revenue Recognition, page F-12

6.   Please tell us and expand future filings to more specifically describe your revenue recognition policies for all significant products and services. In that regard:

· Provide details to the extent your practices differ among customers, channels and products.
· Describe how you apply the general criteria cited in the first paragraph of the disclosure in your specific circumstances.
· Address, where significant, customer acceptance, return policies, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges, including how these matters impact revenue recognition.
· As referred to in the second paragraph of the policy disclosure, discuss how you determine that products shipped have been used by your customers, where applicable.

Refer to SAB Topic 13.

Inventories, page F-13

7.   We see from page F-20 that you hold consignment goods in inventory. Please tell us and revise future filings to discuss the nature of and accounting for consignment goods.

8.   We see the significant charges for inventory impairment. Tell us and in future filings clarify how your accounting for inventory impairment considers the guidance from SAB Topic 5-BB.

Note 9. Income Taxes, page F-23

9.   Please revise future filings to provide the disclosures required by paragraphs 20 and 21 of FIN 48, to the extent applicable.

Form 10-Q for the quarterly period ended March 31, 2009

Consolidated Statements of Cash Flows, page 5

10.   We see that you start cash flows from operating activities with "net income (loss) attributable to common shares." Under SFAS 95, a statement of cash flows prepared under the indirect method should start with "net income." SFAS 160 defines "net income" as net income attributable to both the controlling and noncontrolling interests. As such, in future filings please begin your consolidated statement of cash flows with "net income" as required by SFAS 95. Please note that "net income attributable to noncontrolling interests" should not be included as a reconciling item in the operating section of a consolidated cash flow statement.

11.   We see that you purchased marketable securities during the three months ended March 31, 2008. Please tell us and revise future filings to disclose your accounting for the marketable securities and to disclose where the marketable securities are recorded on your balance sheet.

Note 2. Recently Adopted Accounting Pronouncements, page 8

Adoption of SFAS No. 160, page 8

12.   Please tell us where you have included all of the disclosures required by paragraph 38 of ARB 51, as amended by SFAS 160 (Appendix A), including a reconciliation of the beginning and the end of the period carrying amount of total equity, equity attributable to the parent and equity attributable to the noncontrolling interest.

Item 4. Controls and Procedures, page 23

(a) Evaluation of disclosure controls and procedures, page 23

13.   We note that management concluded that as of December 31, 2008 disclosure controls and procedures were not effective because of material weaknesses.

However, it is unclear whether your chief executive officer and chief financial officer have concluded that disclosure controls and procedures are effective or are not effective as of March 31, 2009. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of disclosure controls and procedures. Please refer to Item 307 of Regulation S-K and Exchange Act Rule 13a-15(b).

(b) Management's report on internal control over financial reporting, page 23

14.   Please revise the language used in your disclosure concerning changes in internal control over financial reporting to clearly indicate whether there was any change to internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, internal control over financial reporting, consistent with the language used in Item 308T(b) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response and amendment that keys your responses to our comments and provides any requested information. You may wish to provide us with marked copies of your amendment for our review. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Accounting Reviewer